Exhibit 11.2

CPI Corp.
Computation of Per Common Share Earnings (Loss) - Basic
(Unaudited)

	12 Weeks Ended		24 Weeks Ended

thousands, except share and per share data	July 23, 2005	July 24, 2004	July 23, 2005	July 24, 2004

Basic:
Net loss applicable to common shares:
From continuing operations	$(3,017)	$(6,519)	$(5,075)	$(14,168)
From discontinued operations	—	(2,588)	—	(3,737)

Net loss	$(3,017)	$(9,107)	$(5,075)	$(17,905)

Shares:
Weighted average number of common shares outstanding	18,489,481	18,413,448	18,469,316	18,389,738
Less: Treasury stock - weighted average	(10,639,543)	(10,425,262)	(10,639,543)	(10,345,359)

Weighted average number of common and common equivalent shares outstanding	7,849,938	7,988,186	7,829,773	8,044,379

Net loss per common and common equivalent shares:
From continuing operations	$(0.38)	$(0.82)	$(0.65)	$(1.76)
From discontinued operations	—	(0.32)	—	(0.46)

Net loss	$(0.38)	$(1.14)	$(0.65)	$(2.22)